UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Stratasys Ltd.
(Exact name of registrant as specified in its charter)

Israel	001-35751	Not Applicable
(State or other jurisdiction of	Commission file number	(IRS Employer Identification
incorporation or organization)		No.)

c/o Stratasys, Inc.	1 Holzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(952) 937-3000	+972-74-745-4300
(Address of principal executive offices)

Vered Ben Jacob, Esq., Vice President Corporate Legal Affairs, +972-74-745-4029
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

In accordance with the requirements of Item 1.01(c) of Form SD, Stratasys Ltd. (“Stratasys”) has posted the Conflict Minerals Report filed as Exhibit 1.01 hereto to its publicly available Internet website at http://www.stratasys.com/corporate/investor-relations/financial-information/sec-filings.

Item 1.02 Exhibit

Stratasys has filed its Conflict Minerals Report as Exhibit 1.01 hereto as required by Item 1.01 of Form SD.

Section 2 — Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Stratasys Ltd.

May 26, 2017	/s/ Lilach Payorski

By: Lilach Payorski
Chief Financial Officer

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